

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 4, 2017

<u>Via E-Mail</u>
Jilliene Helman
Chief Executive Officer
MogulREIT I, LLC
10780 Santa Monica Blvd.
Suite 140
Los Angeles, CA 90025

> **Re:** **Mogul REIT I, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 2**
> **Filed December 22, 2016**
> **File No. 024-10583**

Dear Ms. Helman:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In your next amendment, please include the signatures required by Form 1-A.

<u>Index to Financial Statements of MogulREIT I, LLC, page F-1</u>

2. Please update your financials in your next amendment in accordance with Part F/S of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Lauren B. Prevost, Esq. (via e-mail)
 Morris, Manning, & Martin, LLP